Please note that this letter and other documents are in draft form, and do not necessarily reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RENN Fund, Inc.
11520 North Central Expressway
Suite 162
Dallas, Texas 75243

March 22, 2017

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	RENN Fund, Inc. (the “Company” or “Fund”) Investment Company Act Registration No.: 811-22299

Dear Ms. Larkin:

This correspondence is being submitted in response to the oral comments and suggestions provided by the staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on March 3, 2017, regarding the Commission’s review of the Company’s preliminary proxy statement (the “Proxy”).

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Company’s responses.

In addition, this letter is accompanied by a revised draft of the Proxy, redlined to show the changes that the Fund proposes to make from the version of the Proxy previously filed.

Accounting

1.	Staff Comment: What happens if the Fund loses its RIC status in terms of potential tax consequences to the shareholders?

Response: The Fund notes that it intends to maintain its RIC status, as stated in the recitals to the form of proposed Investment Advisory Agreement attached as Exhibit A to the Proxy and in the last paragraph of Exhibit B to the Proxy, as previously filed.  However, in the event the Fund were to lose such status, the Fund would thereafter be taxed as a corporation.  Additional disclosure regarding the effect of the loss of RIC status will be included in the Proxy.

2.
Staff Comment: Is the change in administrative services anticipated to increase or decrease the Fund’s costs?  Describe how this change is expected to help the Fund.  Specifically, what costs will be reduced or increased?

Response:   The Fund responds by noting that the proposed investment adviser, Horizon Asset Management LLC (“Horizon”), has conducted an analysis on potential cost savings from a change in certain service providers, but no action has or will be taken until properly authorized by the Board of Directors.  Nonetheless, Horizon has advised the Fund’s Board of Directors that savings could be achieved from insurance expenses, which would be reduced from approximately $57,000 to $3,000, as Horizon would be able to add the Fund to its existing $25 million investment adviser professional liability policy (E&O, D&O) with an appropriately-sized investment company bond.  Horizon has also advised the Board that the anticipated audit and tax return savings would be $20,000-$25,000 as a result of a change in service provider.  Based on its prior experiences with various other service providers, Horizon believes additional cost savings will be achievable, although specific costs and savings will not be known until new contracts are entered into after Horizon is engaged as investment adviser to the Fund.

3.	Staff Comment: Explain how the Fund has complied with the provisions of the Exchange Act regarding the ratification of the Fund’s auditor.

Response:  The Fund responds by stating that the ratification of the Fund’s auditor was not submitted to shareholders at the 2016 annual meeting of shareholders because it was anticipated at that time that the fund would be liquidated prior to the end of 2016 and no audit would be required.  Because the Board subsequently determined to recommend revocation of the liquidation proposal and the Fund was not liquidated by the end of 2016, an audit for the Fund’s December 31, 2016 financial statement was required.  As a result, the Fund is now asking for ratification of the appointment of the Fund’s auditor.  Any change in service providers, including the auditor, would not be made until after shareholder approval pursuant to a determination by the Board of Directors.

General Comments

4.
Staff Comment: In the President’s letter, has an adviser actually been selected?  The first sentence of the second paragraph needs to be modified to make clear what entity will be the investment manager to the Fund.

Response:   The Fund responds by noting it will revise the sentence as follows:  “This special meeting is being called because on October 19, 2016, the Fund announced that it had entered into a Letter of Intent with Horizon Kinetics LLC (“Horizon Kinetics”) under which Horizon Asset Management LLC (“Horizon”), a wholly owned registered investment adviser and subsidiary of Horizon Kinetics, would become the new investment manager of the Fund.”

5.	Staff Comment: Consider whether a fifth bullet point is necessary to ask shareholders to approve another proposal in case of the need to adjourn the meeting in order to solicit more votes.

Response:   The Fund directs the Staff’s attention to the disclosure under the caption “Vote Required-Additional solicitation,” which notes that “If there are not enough votes to approve any Proposals at the Special Meeting, the shareholders who are represented may adjourn the Special Meeting to permit the further solicitation of proxies.”  Similar language is included in the third Q&A under the caption “Additional Questions and Answers”.

6.	Staff Comment: Each place throughout the document where the “intends to” language is used, it has to be either changed to “will” or the reference to the intended action should be removed.

Response:   The Fund responds by noting it will remove the “intends to” language.

7.
Staff Comment:  The document currently says that the new advisory agreement will be considered to result in “an assignment” and termination of the Fund’s advisory agreement with the RENN Group.  Is this action actually an assignment?  If so, the document must include a legal assessment of the assignment pursuant to Section 15(f) of the Investment Company Act of 1940.  If it is not truly an assignment, then the language referring to an assignment should be removed any place it appears throughout the document.

Response:   The Fund responds by confirming the transaction is not an assignment, as the existing adviser is not being acquired.  Rather, the proposals will result in a termination of the existing advisory agreement and an approval of a new advisory agreement with Horizon, a copy of which has been attached as an Exhibit.  As a result, references to an “assignment” will be removed.

8.	Staff Comment: Describe how long Horizon intends to defer its management fee. Will Horizon’s long-term value approach cause significant portfolio turnover?

Response:   The Fund directs the Staff’s attention to the disclosures regarding the proposed fee arrangement in several places in the Proxy, including the response to the second question under the heading “Questions and Answers Related to Proposal One,” which includes the sentence: “Under the proposed agreement with Horizon, Horizon will not charge a management fee on assets that are less than $25 million.”  The proposed investment advisory agreement, which is attached as Exhibit A to the Proxy, provides that the “management fee to be charged by Horizon will be waived on the first $25 million in assets.”  Accordingly, absent any future shareholder-approved amendment to the investment advisory agreement, the waiver would remain indefinitely until assets reach the specified level. The Fund will add a sentence to the Proxy that makes that point explicitly.  Additionally, Horizon’s investment approach is not expected to create any immediate portfolio turnover and a statement will be added confirming the same.

9.
Staff Comment: Unless there is a contractual agreement with the Fund, the last sentence of the answer should either clarify that the Fund will bear only 2% of the total Fund expense ratio or that sentence should be removed.

Response:   The Fund responds by stating there is no contractual agreement regarding the total fund expense ratio, and the Fund will remove references to the expected 2% total fund expense ratio.

10.
Staff Comment: Explain what the Letter of Intent was and why there is no interim Investment Advisory Agreement.  What is the difference between the LOI and an interim IAA?  The staff would like further clarification about what was presented to the Board to persuade it to change its recommendations to the shareholders.

Response:   The Fund responds by noting there has been no change in the management of the Fund since the Letter of Intent, as RENN Capital Group, Inc., has continued to serve as the investment adviser to the Fund under its existing investment advisory agreement with the Fund. The Letter of Intent contemplates that the Fund will seek approval of the terms of the proposed Investment Advisory Agreement attached as Exhibit A to the Proxy, but no changes in the Fund’s relationship with its current adviser, RENN Capital Group, Inc., will be made prior to effectiveness of the new IAA after shareholder approval is obtained.  Upon shareholder approval, Horizon will assume management of the Fund in place of RENN Capital Group, Inc.

11.	Staff Comment: Proposal Three – specify that Mr. Stahl and Mr. Sites will be interested directors.

Response:   Although their names are included under the caption “Interested Directors” in the table that begins on page 9 of the Proxy, and the fact that that Mr. Stahl and Mr. Sites will be interested persons upon shareholder approval is stated in footnote 5 to that table, the Fund will edit the proposal to add that disclosure to the text under the caption “Board Member Attributes” as well.

12.
Staff Comment: Is it accurate to refer to tax loss carryforward as opposed to capital loss carryforward?  Explain in plain English why either the tax loss or capital loss carryforward could be beneficial to shareholders.

Response:   The Fund responds that capital loss carryforwards is the appropriate language and the proxy will be edited to reflect the plain English meaning.  Realized but unused capital losses of the Fund can be carried forward and used to offset capital gains realized by the Fund in future years, subject to applicable limitations.  The capital loss carryforwards may benefit shareholders to the extent the Fund has capital gains in future years.  Otherwise, if the Fund were to liquidate prior to using these capital loss carryforwards, shareholders of the Fund would derive no tax benefit from such losses.

13.
Staff Comment: The “intends to” language throughout the document should be changed to “will” if there is a contractual agreement.  If no contractual agreement all the references to something Horizon “intends to” do should be deleted.  If there is such a contractual agreement, it needs to be explained what a rights offering is.  The “other mechanism” language is too vague and needs to specifically outline how the new Adviser will increase the capitalization of the Fund.

Response:  See the response to comment #6 above.  The Proxy will not refer to a contemplated rights offering or other restructuring mechanism.

14.	Staff Comment: Explain which service providers will change and give specifics on how the fee structure will change. Revise so that the costs and fees are specific and clear.

Response:   The Fund responds by referencing the response to comment #2 above and noting that no service providers have changed to date.  Upon shareholder approval, the Board of Directors could engage new service providers to lower expenses.  Any change in service providers would not increase total expenses.

15.	Staff Comment: What happens if not enough vote? Clarify so that this is consistent throughout the document.

Response:  The Fund directs the Staff’s attention to the disclosure found on page 3 (Vote Required-Additional solicitation), which notes that “If there are not enough votes to approve any Proposals at the Special Meeting, the shareholders who are represented may adjourn the Special Meeting to permit the further solicitation of proxies.”  Additionally, as noted in the Q&A on page iv, “if Proposals One through Three are not approved at the Special Meeting or any adjournment, Horizon will not assume management of the Fund assets, and the Board will consider what action should be taken in the best interests of shareholders, including the possibility of completing the complete liquidation and dissolution of the Fund pursuant to the Plan of Liquidation previously approved by the shareholders.”  In addition, the third paragraph in the discussion of Proposal Two notes that the effectiveness of Proposals One and Three are contingent upon the approval by the shareholders of Proposal Two, and that Proposal Two is contingent upon the approval of Proposals One and Three.  The Fund will add language in the “Vote Required” section regarding the consequences of a failed vote.

16.	Staff Comment: Please add the information to the document that is required by Schedule 14A, Item 22(c)(3) to page 1.

Response:   The Fund responds by noting that Horizon Kinetics is the sole shareholder and “Parent” of Horizon, as such term is defined in Item 22(a)(1)(ix) of Schedule 14A.  Horizon Kinetics is identified on page 1 of the Proxy as the parent of Horizon.  There is no person or entity that meets the definition of “Parent” with respect to Horizon Kinetics.  The Fund will add a statement on page 1 that the address given as the address of the Fund after approval of the Proposals is the current address of Horizon and Horizon Kinetics, and a statement under the section captioned “The Adviser” in the discussion of Proposal One in the Proxy that no other person or entity meets such definition of “Parent” with respect to Horizon or Horizon Kinetics.

17.	Staff Comment: In the next-to-last paragraph on page 1, reference also the semi-annual report for the period ending 06/30/2016.

Response:   The Fund responds that its 2016 Annual Report to Shareholders has recently been filed, and it will revise the disclosure to refer to that Annual Report.

18.
Staff Comment:  Please add all of the information required by Schedule 14A, Item 22(c)(1) –(14).  What information did the Board receive that was so persuasive that made them reverse their prior decision to liquidate?  Be specific.  There should be a fee/cost table contrasting old fees/cost with new fees/costs pursuant to Item 22(a)(3)(iv).  Add the table.  Please include the information required by Item 22(a)(3)(v), if applicable. If not applicable, explain why to the Staff.

Response:   The Fund responds that it will include additional information in response to the requirements of Item 22(c) of Schedule 14A.

With respect to the staff’s comment related to Item 22(a)(3)(iv), the Fund believes a table is not required because there is no new fee or expense, and no increase in any fee or expense, proposed to be implemented in connection with the Proposals. Both the current and proposed advisory agreements provide only for a management fee calculated on the basis of net assets, and the fee payable under the proposed agreement (which is 1.0% of the portion of net assets exceeding $25 million, and will be zero for the near future) will be lower than the fee payable under the current agreement (1.75% of net assets) notwithstanding the differences in the timing of the fee calculations and payments, which are explained in the Proxy.  Disclosure is included in the discussion of Proposal One comparing the fees that were paid to the current adviser in 2016 ($111,996) and the fees that would have been payable in 2016 if the proposed advisory agreement had been in effect (zero). In the next version of the Proxy, the caption “Comparison of Proposed Advisory Agreement and Current Advisory Agreement” will be added to the section that contains this disclosure, and such section will be revised to include additional information about the two agreements. Moreover the expense reimbursement provisions in the two agreements are substantially the same, and a statement to that effect will be added.  Also see the response to comment #2 above.

With respect to the staff’s comment related to Item 22(a)(3)(v), the Fund notes that no director or nominee has made any purchases of securities that would be required to be disclosed by this item.

19.	Staff Comment: Address the “administrative services” issue so that it is consistent throughout the document.

Response:   The Fund directs the Staff’s attention to Section 3 of the form of proposed Investment Advisory Agreement, attached as Exhibit A to the Proxy, that lists the administrative services to be performed by Horizon, which include the following services:  providing office space, equipment, facilities and supplies, and the services of such clerical and other personnel of the Adviser, as may be necessary or required for the reasonable conduct of the business of the Company; keeping and maintaining the books and records of the Company and handling communications and correspondence with shareholders of the Company; preparing management and other reports and documents as may be necessary or appropriate for the reasonable conduct of the business of the Company; making such arrangements as may be necessary or appropriate for the custody, deposit and safekeeping of the Company’s investment securities, cash and other assets; provided, that such custody, deposit and safekeeping of securities shall be an expense borne by the Company; making such arrangements and handling such communications with accountants, attorneys, banks, transfer agents, custodians, underwriters, insurance companies, depositories and other persons as may from time to time be requested by the Company or as may be reasonably necessary to perform any of the other services to be rendered by the Adviser; providing such other managerial and administrative services as may be reasonably requested by the Company to identify, evaluate, structure, monitor, acquire and dispose of Company investments; providing such other advice and recommendations with respect to the business and affairs of the Company as the Adviser shall deem to be desirable or appropriate.

Horizon will not receive any additional fee for providing such administrative services, and the Fund will not bear any costs associated therewith except to the extent provided in Section 3 (as described above with respect to costs related to the custody, deposit and safekeeping of securities and other assets) and Section 11 of the form of proposed Investment Advisory Agreement attached as Exhibit A to the Proxy.  Such Section 11 contemplates that the Adviser will bear all expenses in connection with the performance of its services (including administrative services) under the Agreement, including compensation of and office space for its officers and employees, unless otherwise provided in a separate agreement; and that the Fund will bear certain expenses incurred in its operation, including but not limited to such things as taxes, brokerage fees, fees of custodians and transfer agents, insurance premiums, audit and legal expenses, and costs attributable to investor services, such as costs of shareholders’ reports and meetings.

These administrative services and expense provisions are not significantly different from the corresponding provisions in the Fund’s current investment advisory agreement.

20.	Staff Comment: Be specific about what mechanisms will be used to recapitalize the Fund. Remove “intends to” language and explain in plain English what mechanisms will be used?

Response:   The Fund responds by noting it will remove the “intends to” language and any discussion of a proposed recapitalization of the Fund.

21.
Staff Comment:  Page 7, paragraph numbered 5.  This statement doesn’t seem to make much sense given that these same conditions that led to the decision by the Board to recommend liquidation and dissolution of the Fund.  The response to this paragraph needs to be specific as to how the new manager will change the investment strategies of the Fund.

Response:   The Fund responds that the language found in paragraph 5 on page 7 was meant to provide disclosure on the history of events, and more particularly, the reasons why the original Plan of Liquidation was recommended and approved.  The numbered paragraph, as well as the other numbered paragraphs in this section of the Proxy, were duplicated from the proxy statement for the Fund’s 2016 annual meeting, at which the liquidation of the Fund was approved, and are followed by bullet points discussing the new factors on which the Board’s decision to propose revocation of the liquidation proposal was based.  For example, numbered paragraph 5 on page 7 indicates that the ability to invest proceeds of a liquidation in a larger fund with similar investment objectives to the Fund was a factor in favor of a liquidation, under the circumstances existing at the time of the 2016 Annual Meeting; the bullet point following the paragraph indicates that the survival of the Fund under management by

Horizon, and the similarity to the Fund’s existing investment objectives to the investment objectives to be followed by Horizon, together with the other reasons discussed in the section, may allow shareholders who remain invested in the Fund to obtain this benefit in the absence of a liquidation.

22.
Staff Comment: The information contained in Exhibit B should be incorporated into the body of the proxy and eliminated as an Exhibit.  If the Fund's investment strategy is changing, compare how the old strategy compares to the new one and compare how the old risks compare to the new risks.  Again remove any "intends to" language.  Explain the worst-case scenario as to potential tax consequences to the shareholders when/if a different strategy would be put into place.

Response:   The Fund responds by noting it will incorporate the proposed investment strategy language into the body of the proxy, comparing it to the current strategy, including any applicable risks.  See also the responses to Comments #1 and #8.  Since it is not anticipated that the adoption of the proposed strategy will result in any immediate turnover in the Fund’s assets, and it is expected that the Fund will be managed in a manner that will preserve its status as a RIC, the Fund does not believe there are any material negative tax consequences that merit further discussion in the Proxy.

23.
Staff Comment: Page 7, paragraph numbered 6.  This also doesn’t make much sense because it does not explain why the Board of Directors changed their minds.  In the response, the costs to be assumed by Horizon need to be clarified and made more specific.  In addition, there needs to disclosure if there is any arrangement under which Horizon could require repayment of any of those costs.

Response:   The Fund responds that it will edit the referenced paragraph and will add additional language describing the direct costs that Horizon is assuming with respect to the proxy, including legal expenses and the printing and mailing of the proxy statement.  There are no arrangements under which Horizon could require repayment of the foregoing costs.  Please also see the response to comment #22 above regarding the format of this section of the Proxy; in that regard, the Fund notes that Horizon’s agreement to pay all expenses related to the proxy solicitation and Special Meeting effectively eliminates the primary transaction costs that otherwise would have been borne by the Fund in connection with the Proposals.

24.
Staff Comment: Page 7, paragraph following response to paragraph numbered 6.  Why is this comment here?  How does this statement have anything to do with the change of course?  If the paragraph remains, then the specific advantages or benefits to the loss carryforwards need to be clarified and explained.

Response:   The Fund responds that it will remove the paragraph describing Horizon’s ability to use the Fund’s significant tax loss carryforwards from this section.

25.
Staff Comment: Page 8, Proposal Three.  Rather than referring to the anticipated resignations of Mr. McCormick, Mr. Hill, and Mr. Pierce, please state that these Directors will resign if the proposals are approved and give a reason for the resignation.  Add the information required by Item 22(b)(15)-(19).

Response:   The Fund responds that it will revise the disclosure to read that the existing Directors will resign if the proposals are approved as they do not wish to be involved with the Fund if there is a change in management.  The new nominees for election as Directors were recommended by Horizon Kinetics, as contemplated by the Letter of Intent, but the Fund’s Board is not contractually obligated to nominate those persons.    The Fund believes that the other information required by paragraphs (15) and (16) of

Item 22(b) regarding the Board and compensation and audit committees, to the extent applicable, is included in the Proxy, and that paragraphs (17)-(19) of Item 22(b) are not applicable.

26.
Staff Comment:  Voting - please confirm that the vote requirement conforms to all regulations.  Supplementally, cite the source for the voting on each proposal (whether majority of shareholders voting or whether majority of outstanding shares is required).  Is the requirement state law, securities law or Investment Company Act, or NYSE?

Response:   The Fund confirms that the voting requirements necessary to approve each proposal, as specified under the caption “Vote Required” on page 2, conform to all applicable regulations, however, the Fund will revise the Proxy to clarify that the reference to “a majority of the outstanding shares of the Fund” in the statement regarding the approval standard for Proposal One has the meaning set forth in Section 2(a)(42) of the Investment Company Act.  The source of the approval standard applicable for Proposal One is Section 15(a) of the Investment Company Act of 1940.  The source of the approval standard applicable for Proposal Two is the Fund’s certificate of formation, which provides, as permitted by Section 21.365(a) of the Texas Business Organizations Code, that whenever a higher voting standard would be required by statute, the vote of a majority of outstanding shares shall be sufficient for approval.  The source of the approval standards applicable for Proposals Three and Four is the Fund’s governing documents.

27.
Staff Comment: In the table, add a short parenthetical statement (as you have done on Russell Cleveland’s information) as to the nature of the business if such business is not inherently obvious from the name of the business.  This can be just a few words in parentheses (refer to Russell’s information for examples).  Note Item 22(b)(1), Instruction 5.  The table on pages 9, 10, and 11 needs to be separated into two separate tables – one for the business experience and one for the ownership (columns 5 and 6 need to be in an ownership table).  For the ownership table, state the date as of which the information is given.

Response:   The Fund responds that it will adjust the tables as requested.

28.	Staff Comment: Supplementally confirm that Mr. Sites is eligible to be a director because of his disclosed personal bankruptcy?

Response:   The Fund responds that Mr. Sites is eligible to serve as a director notwithstanding his personal bankruptcy.

29.
Staff Comment: Paragraph directly above the Director compensation table.  Be specific about the anticipated directors’ fees. Provide an estimate as to ongoing directors’ fees.  Add the information required by Item 8(a) to the extent applicable.

Response:   The Fund responds by stating that it will remove language relating to anticipated directors’ fees as no new fees have been approved.  The new Board, as constituted after the approval of the Proposals, will determine the fees to be paid to directors who are not interested persons of the Fund.  The Fund will add a statement under the caption “Director Compensation” in the Proxy that such fees are expected to be $500-$1,000 annually for each independent director.  As stated in Item 8(a) of Schedule 14A, that Item is not applicable to registered investment companies; instead, Item 22(b)(13) applies to the Fund.  No additional disclosure is required in the Proxy by Item 22(b)(13) since the Fund does not pay any compensation to executive officers.

30.
Staff Comment: If the proposed changes in the investment strategy are fundamental, and the new strategy is not consistent with the Fund’s investment objective, consider whether a separate proposal to approve the change should be added.

Response:   The Fund responds by stating that the investment strategy that will be employed by Horizon on behalf of the Fund is consistent with the Fund’s investment objective, i.e., to achieve current income and long-term capital appreciation.  Both the current and new strategies include a long-term investment, value-oriented approach.  Although the investment strategy that will be used by Horizon is stated in greater detail than the Fund’s current investment strategy, the Fund does not believe it represents a fundamental change from the current strategy. See also the response to Comment #22. In addition to moving the discussion of the proposed investment strategy from Exhibit B to the body of the Proxy, language will be added to the Proxy to emphasize that if the new Advisory Agreement with Horizon is approved and becomes effective, Horizon will apply the investment strategy described in the Proxy.

If you have any questions regarding the enclosed, please do not hesitate to contact Lynne Marie Simon at 214-693-2661 or the undersigned at 214-891-8294.

Very truly yours,

/s/ Russell Cleveland
Russell Cleveland
President
RENN Fund, Inc.

cc: Thompson & Knight, LLP